Consolidated Financial Statements

Year Ended December 31, 2006,

Ten Months Ended December 31, 2005

 and

Year Ended February 28, 2005

LETTER TO SHAREHOLDERS

Bradford Cooke, Chairman and CEO of Endeavour Silver Corp. (“Endeavour”), is pleased to provide shareholders with the following annual overview of Endeavour for 2006.

Endeavour enjoyed a great year in exploration at Guanacevi in 2006, and a very good year at the Porvenir mine, but experienced a challenging year at the Guanacevi plant. Fortunately, by staffing up to meet the challenges of aggressive growth, Endeavour has successfully overcome the plant challenges and production is now ahead of schedule for 2007. Shareholders can look forward to another banner year of growth in 2007 thanks to the talented and hard working Endeavour operations team in Mexico.

In 2006, production from the Guanacevi Mine in Durango, Mexico rose 42% to 1.35 million oz silver (Ag) and 2,493 oz gold (Au). This amounted to 1.48 million oz Ag equivalents at a 50 silver: 1 gold ratio. The Guanacevi plant processed 117,255 dry tonnes grading 449 gpt Ag and 0.90 gpt Au and metal recoveries averaged 80% silver and 73% gold.

Production at Guanacevi came primarily from the Porvenir mine, which produced 153,794 tonnes at an average grade of 425 gpt Ag and 0.84 gpt Au for a total of 1.91 million oz silver and 2,449 oz gold. Stockpiles increased by 46,891 tonnes and at year end contained 57,643 tonnes grading 308 gpt silver or 570,805 oz silver.

Mill throughput fell short of mine production due to the delayed installation and commissioning of the additional larger ball mill and related facilities planned for completion in 2006 in order to double the production capacity. The ore stockpiles will be milled in 2007 following successful commissioning of the new mill in early 2007.

Endeavour enjoyed another year of exceptional exploration success highlighted by the tripling of reserves and resources at the Guanacevi Project through an aggressive drilling program. Exploration and infill drilling in 2006 amounted to 38,121 m of core in 163 drill holes, most which were in the Guanacevi area.

Proven and probable reserves jumped 285% to 9.93 million oz silver at year-end from 3.48 million oz silver in March 2006 (notwithstanding the 2006 mine production to the plant plus stockpiles, estimated to total 1.9 million oz silver). The in-situ reserves total 608,308 tonnes ore grading 508 gpt silver and 0.94 gpt gold (16.2 oz per ton Ag equivalents).

Indicated resources rose from nil in March 2006 to 21.06 million oz silver at year-end 2006, contained in 2.03 million tonnes grading 327 gpt silver and 0.54 gpt gold (10.3 oz per ton Ag equivalents). Inferred resources dipped minimally to 9.99 million oz silver contained in 1.03 million tonnes grading 323 gpt silver and 0.60 gpt gold (10.3 oz per ton Ag equivalents).

Other operating highlights in 2006 included:

  Safety: Reduced lost time accidents per manday

  Environmental: Planted 3,000 pine seedlings for a total of 9,000 since 2004

  Community: Sponsored 2 student scholarships to attend college

  Exploration: Drilled 38,000 m in 163 holes

  Development: Drove 6,800 m of underground ramps, sills, and raises

  Mine Projects:
•	Purchased 6 new scoop trams and ordered 2 new jumbo drills
•	Built 2 new underground electrical substations
•	Refurbished the mine offices
  Mill Projects
•	Initiated plant expansion program including a 10 ½ x 12 foot ball mill
•	Built new electrical substation
•	Upgraded the plant laboratory

The Guanacevi Mine operations were consolidated after February 1, 2006 when Endeavour secured its 51% interest from a scheduled option payment. A subsequent option payment due in February 2007 has been satisfied by the issue of Endeavour shares and the Company will attain 100% of the properties in February 2008 through a final scheduled option payment.

The Guanacevi Mill became 100% owned from July 2006 through the acquisition of the vendor company and its remaining 49% interest.

Cash operating costs averaged US$6.55 per oz. silver net of gold credits and silver sales averaged US$12.51 per oz. Operating costs were higher than expected due to an increase in labour costs as the mine moved from contract to employee labour, and higher plant costs due to the lack of plant availability during the mill expansion program. The Company is poised to increase production significantly. Management expects operating costs to decline below $6 per oz by the end of 2007.

At December 31, 2006, Endeavour held CAD$44.5 million in working capital, including CAD$37.1 million in cash and cash equivalents.

In February 2006, the Company’s common shares were listed for trading on the Toronto Stock Exchange under the symbol “EDR” and on January 29, 2007, Endeavour’s common shares were listed and commenced trading on the American Stock Exchange under the symbol “EXK”.

In 2007, the Guanacevi Project is expected to produce 2.6 million oz. of silver and additional silver production is anticipated from the recently acquired Unidad Bolanitos mines project in Guanajuato. The Guanacevi plant expansion program will continue with emphasis on improving metal recoveries by upgrading the performance of the CCD leach, Merrill Crowe precipitation and refinery circuits to produce dore bars. The development of another silver mine at Guanacevi for production later this year in order to help fill the expanded plant to capacity is now being evaluated as part of the 5 year mine plan.

I would like to take this opportunity to thank all of our shareholders for their support during the year and I would also like to thank all of our dedicated employees for their loyalty and hard work.

On Behalf of the Board of Directors

ENDEAVOUR SILVER CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke	April 10, 2007
Chairman and CEO

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with generally accepted accounting principles (GAAP) in Canada, and within the framework of the summary of significant accounting policies disclosed in the notes to these consolidated financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting (ICFR) that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors. The Audit Committee is responsible for engaging or re-appointing the external auditors.

The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The consolidated financial statements have been audited by external auditors, KPMG LLP, in accordance with Canadian generally accepted auditing standards. KPMG LLP has full and free access to the Audit Committee.

KPMG LLP	Telephone (604) 691-3000
Chartered Accountants	Telefax (604) 691-3031
Box 10426, 777 Dunsmuir Street	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Endeavour Silver Corp. as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and deficit and cash flows for the year ended December 31, 2006, the ten month period ended December 31, 2005 and the year ended February 28, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006, the ten month period ended December 31, 2005 and the year ended February 28, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
March 30, 2007, except as to note 15 which is as of April 2, 2007

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEET
(expressed in thousands of Canadian dollars)

		As at December 31
	Notes	2006	2005

ASSETS

Current assets
Cash and cash equivalents		$37,137	$18,476
Marketable securities	4	3,506	-
Accounts receivable and prepaids	5	3,614	1,739
Inventories	6	3,797	85
Due from related parties	11	40	5,688
Total current assets		48,094	25,988

Mineral property, plant and equipment	7	25,246	4,412
Total Assets		$73,340	$30,400

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$3,541	$1,343
Income taxes payable		5	-
Total current liabilities		3,546	1,343

Asset retirement obligations	8	1,112	-
Future income tax liability	12	3,463	-

Total liabilities		8,121	1,343

Non-controlling interest		1,311	-

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 42,373,988 shares (2005 - 32,366,330 shares)	9	75,395	39,706
Contributed surplus		5,868	2,558
Deficit		(17,355)	(13,207)
Total shareholders' equity		63,908	29,057
		$73,340	$30,400
Nature of Operations (note 1)
Commitments and contingencies (notes 3 and 7)
Subsequent events (note 15)

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in thousands of Canadian dollars, except for shares and per share amounts)

		Year Ended	Ten Months Ended	Year Ended
		December 31,	December 31,	February 28,
	Notes	2006	2005	2005

Sales		$17,768	$-	$-

Cost of sales		10,401	-	-
Depreciation and depletion		2,992	-	-
General and administrative		2,891	2,571	1,122
Corporate development		521	97	303
Stock-based compensation		3,994	1,372	1,499
Impairment of mineral properties		-	-	43
Operating loss		3,031	4,040	2,967

Foreign exchange gain (loss)		560	(415)	75
Income (loss) from property option interest	7(b)	138	(1,353)	-
Investment and other income		1,094	139	327

Loss before taxes and other items		1,239	5,669	2,565
Non-controlling interest		1,311	-	-
Income tax provision	12	1,598	-	-
Loss for the period		$4,148	$5,669	$2,565

Basic and diluted loss per share		$0.11	$0.23	$0.15

Weighted average number of shares outstanding		37,713,913	24,518,980	17,664,000

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY AND DEFICIT
(expressed in thousands of Canadian dollars, except share amounts)

		Year Ended	Ten Months Ended	Year Ended
		December 31,	December 31,	February 28,
	Notes	2006	2005	2005

Common shares, opening		$39,706	$16,708	$5,462
Issued on private placement	9(b)	25,913	13,354	10,699
Exercise of options	9(c)	945	1,792	112
Exercise of warrants	9(e)	6,161	6,122	435
Issued on acquisition of mineral properties	3 and 7	2,516	1,730	-
Share appreciation rights		154
Common shares, closing		75,395	39,706	16,708

		32,366,330	20,873,269	11,131,550
Issued on private placement	9(b)	6,333,200	6,000,000	7,264,719
Exercise of options	9(c)	282,500	793,000	419,000
Exercise of warrants	9(e)	2,579,366	3,700,061	2,058,000
Issued on acquisition of mineral properties	3 and 7	671,558	1,000,000	-
Share appreciation rights	9(d)	141,034
Number of common shares, closing		42,373,988	32,366,330	20,873,269

Contributed surplus, opening		2,558	1,665	202
Stock based compensation	9(c)	3,994	1,371	1,499
Fair value of warrants issued for mineral properties		(147)	260	-
Exercise of share purchase options		(383)	(738)	(36)
Share Appreciation Rights		(154)
Contributed surplus, closing		5,868	2,558	1,665

Deficit, opening		(13,207)	(7,538)	(4,973)
Loss for the period		(4,148)	(5,669)	(2,565)
Deficit, closing		(17,355)	(13,207)	(7,538)

Shareholders' equity		$63,908	$29,057	$10,835

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENT OF CASH FLOW
(expressed in thousands of Canadian dollars)

		Year Ended	Ten Months Ended	Year Ended
		December 31,	December 31,	February 28,
	Notes	2006	2005	2005

Operating activities
Loss for the period		$(4,148)	$(5,669)	$(2,565)
Items not affecting cash:
Stock-based compensation		3,994	1,372	1,499
Depreciation and depletion		2,992	20	5
Non-controlling interest		1,311	-	-
Future income tax expense		1,593	-	-
Loss on marketable securities		200	-	-
Write-off of mineral properties		-	-	43
Net changes in non-cash working capital	10	(3,395)	(179)	(302)
Cash from (used for) operations		2,547	(4,456)	(1,320)

Investing activites
Property, plant and equipment expenditures		(12,740)	(706)	(5,095)
Acquisition of subsidiary, net of cash acquired ($941)		(76)	-	-
Due from related party		-	(1,849)	(380)
Investment in marketable securities		(3,911)	-	-
Proceeds from sale of marketable securities		205	-	-
Cash used in investing activities		(16,522)	(2,555)	(5,475)

Financing activities
Common shares issued		34,722	20,529	11,210
Issuance costs		(2,086)	-	-
Cash from financing activites		32,636	20,529	11,210

Increase in cash and cash equivalents		18,661	13,518	4,415
Cash and cash equivalents, beginning of period		18,476	4,958	543
Cash and cash equivalents, end of period		$37,137	$18,476	$4,958

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. and its subsidiary companies (collectively the “Company” or “Endeavour Silver”) are engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.

The Company has acquired interests in additional mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition of these interests.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date. At December 31, 2006, the Company had working capital of approximately $44 million, which is expected to be sufficient to fund its operations in the 2007 fiscal year. Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives in the longer term. The Company has financed its activities principally by the sale of equity securities (Note 9(b)). The Company’s ability to continue as a going concern may be dependent on the Company’s ability to raise equity financing and the attainment of profitable operations. However, there can be no assurances that the Company will continue to obtain adequate additional financing and/or achieve profitability or positive cash flows. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant measurement differences from United States GAAP are described in Note 14 to these financial statements. In 2005, the Company changed its fiscal year-end from February 28 to December 31. During the transition year, the Company’s financial position is as at December 31, 2005 and the results of its operations and its cash flows are for the period from March 1, 2005 to December 31, 2005. These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineralized reserves, impairment of long-lived assets, determination of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(c)	Revenue recognition

Estimated mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Estimated revenue is subject to adjustment upon final settlement of metal prices, weights and assays.

(d)	Cash and cash equivalents
Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity of ninety days or less.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are carried at the lower of cost and quoted market value at the reporting date. Short- term investments are carried at the lower of cost plus accrued interest and quoted market value.

(f)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. In-process inventories, including ore stockpiles are valued at the lower of production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory is valued at the lower of average production costs and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost.

(g)	Mineral properties, plant and equipment

Mineral properties have been capitalized on an area of interest basis and include direct costs of acquiring, maintaining and exploring properties, the costs of structures and equipment which are employed directly in the exploration process and other direct costs related to specific properties. All other costs, including administrative overhead, are expensed as incurred.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101).

Plant and equipment are recorded at cost and are amortized using the straight-line method at rates varying from 5% to 30% annually.

(h)	Asset retirement obligations

These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Stock-based compensation

The Company has a share option plan which is described in Note 9(c). The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(j)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(k)	Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(l)	Foreign currency translation
The Company uses the Canadian dollar as its reporting currency, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

• Revenue and expense items at the rate of exchange in effect on the transaction date;
•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date; and

• Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(m)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. It is not practicable to determine the fair values of amounts due from related parties due to their related party nature and the absence of a secondary market for such instruments. The fair value of marketable securities is disclosed in Note 4.

(n)	Comparative figures
Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

3.	BUSINESS ACQUISITION AND SIGNIFICANT ASSET ACQUISITIONS

In May 2004, the Company entered into option agreements to acquire a 100% interest in the outstanding shares of Minera Santa Cruz y Garibaldi SA de C.V (“Minera Santa Cruz”), which owns 100% of the producing Santa Cruz silver-gold mine located in Durango, Mexico. At the same time it entered into option agreements to purchase certain mining concessions and the Guanacevi mineral processing plant, also located in Durango, Mexico.

The payment schedule was as follows:

		US$ - 000's
			Mining
	Minera Santa Cruz	Processing Plant	concessions	Total
	(notes 3(a) and (d))	(notes 3(b) and (d))	(note 3(c))
Initial option agreement -
February 2004	$-	$57	$43	$100
Agreement		514	386	900
January 28, 2005	852	1,143	5	2,000
January 28, 2006	423	572	5	1,000
January 28, 2007 (1)	638	857	5	1,500
January 28, 2008 (1)	638	857	5	1,500
	$2,551	$4,000	$449	$7,000

51% ownership	1,275	2,286	439	4,000
100% ownership	1,276	1,714	10	3,000
	$2,551	$4,000	$449	$7,000

(1) 2007 and 2008 processing plant payments are no longer due. See note 3(b)

(a)

Minera Santa Cruz – Payments prior to 2006 were advances, with ownership of 51% of Minera Santa Cruz fully vesting to the Company upon completion of the January 28, 2006 payment. The remaining 49% will vest upon completion of the 2008 payment. Prior to December 31, 2005, the Company had accounted for its 51% option interest in Minera Santa Cruz as an interest in mineral properties on its balance sheet. In 2006, with the completion of the acquisition of the 51% of Minera Santa Cruz, the Company has accounted for this acquisition using the purchase method of accounting and the accounts of Minera Santa Cruz have been consolidated with those of the Company effective January 28, 2006. Subsequent to year end, the January 28, 2007 payment was made with 176,201 shares in lieu of cash. For further information see note 3(d).

(b)

Processing plant - The Company acquired a 51% beneficial ownership interest in these assets on January 28, 2006 on payment of $2,628,000. Prior to December 31, 2005, the Company had accounted for its 51% option interest in the processing plant as an interest in mineral properties on its balance sheet. In 2006, the Company has accounted for this acquisition as a purchase of an asset and accordingly has reclassified $1,965,000 from mineral properties to plant and equipment

The remaining 49% interest in the asset was to be transferred upon completion of the 2008 payment. However in July 2006, the Company acquired 100% of the shares of the company that owned the plant, Metalurgica Guanacevi, S.A. de C.V. (“Metalurgica”), for $2.9 million comprised of cash of $499,000 and 671,558 units at a market price of $3.53 per unit. Each unit was comprised of one common share and one-quarter of a common share purchase warrant; each full warrant can be exercised to purchase one common share at an exercise price of $3.70 until August 23, 2007. As the acquisition of 100% of Metalurgica constituted the acquisition of a business, the Company has accounted for this acquisition using the purchase method of accounting and the accounts of Metalurgica have been consolidated with those of the Company effective July 1, 2006. For further information see note 3(d).

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

3.	BUSINESS ACQUISITION AND SIGNIFICANT ASSET ACQUISITIONS (continued)

(c)

Mining concessions - The Company acquired a 51% beneficial ownership interest in the mining concessions on January 28, 2006 on completion of initial payments totaling US$439,000. The remaining 49% beneficial ownership interest in the mining concessions can be acquired by January 28, 2008 through annual payments totaling US$10,000.

(d)

The following table sets forth a preliminary allocation of the purchase price to assets acquired and liabilities assumed, based on preliminary estimates of fair value. Final valuation estimates of mineral properties, contingencies and future income tax assets/liabilities are not yet complete due to inherent complexity associated with the valuations. The purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects; such adjustments could be material to these financial statements.

The preliminary fair value of assets and liabilities acquired and the consideration paid is as follows:

	51% of	100% of
	Minera Santa Cruz	Metalurgica
	(note 3(a))	(note 3(b))
Fair value of assets acquired
Assets:
Cash	$360	$194
Receivables and prepaids	88	29
Inventories	151	240
Ore processing mill	-	4,744
Mineral properties	8,416	-
Liabilities:
Accounts payables and other accrued liabilities (1)	(6,369)	(182)
Asset retirement obligation	(31)	(1,003)
Future income tax liability	(1,055)	(1,153)
	$1,560	$2,869

Consideration given
Cash consideration	$518	$499
Unit consideration	-	2,370
Advances on acquisition	1,042	-
	$1,560	$2,869

(1)

Accounts Payable in Minera Santa Cruz includes $5,688,000 of amounts loaned to this company by the Company for exploration/development expenditures in the period from May 28, 2004 to January 28, 2006 and which are recorded at the recoverable amount.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

4.	MARKETABLE SECURITIES

	December 31
	2006	2005

Investment in shares of companies, at cost	$3,706	$-
Cumulative write-downs	(200)	-
	$3,506	$-

The quoted market value of shares of companies is approximately $4.2 million at December 31, 2006.

5.	ACCOUNTS RECEIVABLE

	December 31
	2006	2005

Trade Receivables	$1,133	$-
IVA Receivables	2,038	1,234
Other Receivables	258	430
Prepaids and Advances	185	75
	$3,614	$1,739

6.	INVENTORIES

	December 31
	2006	2005

Stockpiled ore	$2,833	$-
Materials and supplies	528	-
Finished goods	300	85
In- circuit	136	-
	$3,797	$85

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	December 31, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties (note 3(a))	$16,053	$2,991	$13,062	$2,040	$-	$2,040
Mill	10,103	751	9,352	2,270	185	2,085
Machinery and equipment	2,357	39	2,318	134	6	128
Transportation and vehicles	360	63	297	131	17	114
Buildings	156	5	151	24	1	23
Office equipment	80	14	66	25	3	22
	$29,109	$3,863	$25,246	$4,624	$212	$4,412

(a)	Guanacevi properties and plant (Durango, Mexico)

See note 3, Business acquisitions and significant asset acquisitions to these financial statements for a discussion of the acquisition of these assets.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT (continued)

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Six of these properties form part of the producing Santa Cruz silver mine. This transaction effectively allows the Company to acquire the outright ownership of the six mineral concessions as well as a 4.5% net proceeds royalty from Peñoles. The Company will be required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles will retain a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. The Company has also formed a strategic alliance with Peñoles to acquire additional mining properties in Mexico. Peñoles has agreed to provide the Company with access to information on its portfolio of mineral concessions throughout Mexico. On each additional Peñoles property made available to the Company to acquire, a purchase price may be negotiated, payable in common shares of the Company. If the Company acquires additional properties from third parties introduced by Peñoles, the Company will pay Peñoles a 5% fee on the cash purchase price, also payable in common shares of the Company. If Peñoles acquires property from a third party introduced by the Company, Peñoles will pay the Company a 5% fee on the cash purchase price. In compensation for the nine mining properties acquired and certain mining equipment located thereon and the formation of the strategic alliance, the Company issued 1,000,000 units to Peñoles in July 2005; each unit consisted of one common share and one warrant to purchase an additional common share at $2.10 until July 22, 2006 and thereafter at $2.30 until July 22, 2007 (note 9). The fair value of the warrants was determined to be $260,000 which was included in mineral properties; the fair value was based on an expected stock price volatility of 54.45%, expected life of 1 year and an estimated risk-free rate of 1.28%.

In July 2005, the Company entered into an option agreement to acquire a 100% interest in two silver properties, Porvenir Dos and La Sultana, in the Guanacevi District, Durango, Mexico, for payments totalling US$137,500 of which US$37,500 was paid during fiscal 2005, while the remaining balance of US$100,000 was paid on December 30, 2006.

In August 2005, the Company entered into an option agreement to acquire a 100% interest in four silver properties, La Prieta, El Aguaje de Arriba, Ampliacion El Aguaje de Arriba and La Plata, in the Guanacevi District, Durango, Mexico, for US$100,000 of which US$15,000 was paid during the 2006 and 2005 fiscal years. The remaining balance of US$70,000 is payable on August 5, 2007.

In October 2005, the Company acquired a mining lease from Minera Tayahua, S.A. de C.V., on the El Porvenir property, Guanacevi district, Durango, Mexico. Under the lease agreement, the Company holds the exclusive right to mine the El Porvenir property for a 5-year period, which can be extended for another 5 years, by mutual agreement. The Company has agreed to mine El Porvenir at the rate of between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. To maintain its rights, the Company spent the minimum US$100,000 each quarter on all exploration, development and mining costs, and spent the minimum US$500,000 on exploration and exploitation costs by October 11, 2006.

(b)	Income (loss) from option interests in Mexican operations

For the period ended December 31, 2005, losses from Mexican operations from the Company’s 51% option interests are pursuant to the agreements executed in May 2004 whereby the Company has a 51% interest in any profits or losses and are determined as follows:

	Minera	Processing
	Santa Cruz	Plant	Total

Revenues from operations	$5,798	$2,463
Costs of operations *	(8,229)	(2,930)
Loss before allocation	(2,431)	(467)
Allocation to Mexican interests in operations	1,316	229
Loss from 51% property option interests	$(1,115)	$(238)	$(1,353)

*Costs of operations include amortization, depletion and depreciation of acquisition costs, exploration expenditures and mine development costs, and also include allocation of expenses incurred by Endeavour Silver Corp.

For the operating period of January 1, 2006 to January 28, 2006, the date at which the Company commenced to consolidate Minera Santa Cruz, the Company’s income from property option interest was $138,000. See note 3 for details of acquisition.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

7.	MINERAL PROPERTY, PLANT AND EQUIPMENT (continued)

(c)	Parral properties

In August 2006, the Company acquired an option to purchase a 100% interest in the Minas Nuevas properties, Chihuahua, Mexico, for US$3 million in cash payments over a 30 month period. The Company also acquired an option to purchase two additional properties in the same district for US$913,000 in cash payments over a 36 month period. Subsequent to year end, the Company has made all required payments.

Option Schedule		US$ - 000's

	Minas Nuevas	Additional	Total
August 2006	$200	$53	$253
February 2007	200	74	274
August 2007	200	106	306
February 2008	600	106	706
August 2008	200	136	336
February 2009	1,600	56	1,656
August 2009	-	382	382
	3,000	913	3,913

(d)	Arroyo Seco properties

In October 2006, the Company acquired an option to purchase a 100% interest in the Arroyo Seco property, in Michoacan, Mexico for US$229,000 over 2 years. The company paid US$46,000 during the fiscal year.

(e)	Mineral property contingencies

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(f)	Mineral property commitments

As at December 31 2006, the Company had committed to contracts totalling $633,000 relating to mine development services and mill modifications.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

8.	ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $1,874,000 which has been discounted using a credit adjusted risk free rate of 8.25%. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

Changes to the reclamation and closure cost balance during the period are as follows:

Balance at December 31, 2005	$-

Changes during the period:
Changes due to acquisition of interests in mining and milling operations	1,034
Interest accretion	78

Balance at December 31, 2006	$1,112

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in remediation technology or changes to the applicable laws and regulations.

9.	SHARE CAPITAL

(a)	As at December 31, 2006 and December 31, 2005 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(b)	Private placements

(i)

In March 2006, the Company entered into an agreement with certain agents in a best efforts private placement offering of up to 5 million special warrants at $4.50 per special warrant for gross proceeds of up to $22.5 million. An over-subscription option allowed for up to an additional 2 million special warrants for additional proceeds of $9 million. On April 24, 2006, the Company closed the placement for 5.11 million special warrants, for gross proceeds of $22,995,000. Each special warrant was comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at a price of $5.25 until October 24, 2007. The Company filed its prospectus on May 15, 2006 for the placement. In connection with this offering, the agents received a cash commission of 6% of the gross proceeds and broker warrants exercisable for common shares equal to 6% of the total special warrants placed. The broker warrants have the same terms as the warrants in the private placement. The 2,555,000 share purchase warrants from this private placement offering were listed and posted for trading on the Toronto Stock Exchange on May 23, 2006.

The remaining 1.89 million special warrants in the best efforts private placement offering received shareholder approval in June 2006. In July 2006, the Company issued 1,112,000 special warrants at $4.50 per special warrant for gross proceeds of $5.0 million. Each special warrant entitled the holder to acquire 1.1 common shares and 0.55 common share purchase warrants of the Company. Each full share purchase warrant will be exercisable to acquire one common share of the Company at $5.25 per share until October 24, 2007. On closing of the over- subscription, the Agents received a 6% cash commission totaling $300,000 as well as 66,720 agent special warrants. Each agent special warrant converted into one agent warrant. Each agent warrant will be exercisable to acquire one common share at $5.25 per share until October 24, 2007. Prior to year end, all the special warrants were exercised.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

(b)	Private placements (continued)

(ii)

In February 2005, the Company completed brokered and non-brokered private placements to raise a total of $1,637,000. The Company completed a brokered private placement for 312,500 units at $1.60 per unit for gross proceeds of $500,000. Each unit consisted of one common share and one share purchase warrant, exercisable to acquire one common share at an exercise price of $2.10 until February 1, 2006 and $2.30 thereafter until February 1, 2007 (Note 9(e)). The Company also completed a non-brokered private placement for 710,500 units at the same price and the same terms as the brokered private placement for an additional $1,136,800 in gross proceeds. Share issuance costs consisted of agents’ fees of $38,000 and 40,000 agents’ warrants (with the same terms as the warrants in the private placement). The 40,000 warrants issued to the agent have a fair value of $22,000 and have been recorded in share capital on a net basis.

(iii)

In October 2005, the Company completed a private placement for 6,000,000 units at $2.40 per unit for gross proceeds of $14.4 million. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of $2.90 until October 5, 2007 (Note 9(e)). The underwriters received a cash commission of $936,000 and 450,000 agents’ warrants that have the same terms as the warrants in the private placement.

(iv)

In April 2004, the Company completed brokered and non-brokered private placements to raise a total of $9,916,000 to finance the acquisition of the Santa Cruz silver-gold mine and the Guanacevi processing plant (Note 3(a)). The Company completed a brokered private placement for 5,022,500 units at $1.60 per unit for gross proceeds of $8,036,000. Each unit consisted of one common share and one-half of one share purchase warrant, with each whole warrant giving the holder the right to purchase an additional common share at $2.00 per share until October 22, 2005 (Note 9(e)). The Company also completed a non-brokered private placement for 1,175,000 units at the same price and the same terms as the brokered private placement for an additional $1,880,000 in gross proceeds. Share issuance costs consisted of finders’ fees of $90,000, agents’ fees of 25,000 corporate finance units (with the same terms as the units in the private placement), commission of $572,000, 19,219 agents’ units (with the same terms as the units in the private placement) and 602,700 agents’ warrants (with the same terms as the warrants in the private placement). The 624,809 warrants issued to the agents have a fair value of $391,000 and have been recorded in share capital on a net basis.

(c)	Share purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s stock option plan approved by the Company’s shareholders in fiscal 2004 at exercise prices determined by reference to the market value on the date of the grant. Prior to August 2005, vesting periods were at the discretion of the Board of Directors but historically, options have vested immediately on the date of grant. In August 2005, the Company adopted a stock option plan which allows for granting options to its directors, officers, employees and consultants to acquire up to 4,200,000 common shares. The stock option plan had a vesting provision in which 25% is vested immediately and another 25% is vested in each of the next 6-month period, provided the Company continued as a Tier 2 issuer on the TSX Venture Exchange. In February 2006, the Company graduated to a listing on the Toronto Stock Exchange (“TSE”), and the vesting provisions were then subject to the discretion of its Board of Directors. Subsequent to the listing, all unvested options were immediately vested and stock based compensation expense of $144,000 was recognized accordingly. In June 2006, the Company adopted a new stock option plan which allows for granting options to its directors, officers, employees and consultants to acquire up to 6,768,000 shares. Under the new plan 1,205,000 options were granted vesting immediately.

The table on the following page summarizes the status of the Company’s stock option plan as at December 31, 2006, December 31, 2005 and February 28, 2005, and changes during the periods ended on those dates:

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

(c)	Share purchase options (continued)

The following table summarizes the status of the Company’s stock option plan as at December 31, 2006, December 31, 2005 and February 28, 2005, and changes during the periods ended on those dates:

	December 31, 2006		December 31, 2005		February 28, 2005
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of Shares	price	of Shares	price	of Shares	price

Outstanding, beginning of period	2,223,900	$1.88	1,871,000	$1.33	860,000	$0.37
Granted	1,910,000	$2.91	1,155,900	$2.40	1,480,000	$1.57
Exercised	(282,500)	$2.04	(793,000)	$1.33	(419,000)	$0.18
Cancelled	(225,000)	$1.52	(10,000)	$2.52	(50,000)	$1.41
Outstanding, end of period	3,626,400	$2.43	2,223,900	$1.88	1,871,000	$1.33

Options exercisable at period-end	3,626,400		1,611,900		1,871,000

The following tables summarize information about stock options outstanding at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Dec 31, 2006	(Number of Years)	Prices	Dec 31, 2006	Prices

$0.50 - $0.99	250,000	2.0	$0.66	250,000	$0.66
$1.00 - $1.49	-	-	-	-	-
$1.50 - $1.99	491,000	2.5	$1.60	491,000	$1.60
$2.00 - $2.49	726,000	3.7	$2.35	726,000	$2.35
$2.50 - $2.99	1,899,400	4.1	$2.72	1,899,400	$2.72
$3.00 - $3.99	260,000	2.1	$3.92	260,000	$3.92
	3,626,400	3.5	$2.43	3,626,400	$2.43

During the period ended December 31, 2006, the Company recognized stock-based compensation expense of $3,994,000 (December 31, 2005 - $1,371,000 and February 28, 2005 - $1,499,000) based on the fair value of options granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

(c)	Share purchase options (continued)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended	Ten Months Ended	Year Ended
	December 31, 2006	December 31, 2005	February 28, 2005

Weighted average fair value of
options granted during the year	$2.02	$1.72	$1.01

Risk-free interest rate	3.05%	2.30%	2.51%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	83%	105%	104%
Expected option life in years	4	4	3

In February 2006, the Company granted stock options to employees and consultants to acquire up to 555,000 common shares at an exercise price of $2.55 per share with an expiry date of January 25, 2011.

In March 2006, the Company granted stock options to a consultant to acquire up to 150,000 common shares at an exercise price of $3.90 per share with an expiry date of March 14, 2007.

In June 2006, the Company granted stock options to directors and officers to acquire up to 1,095,000 common shares at an exercise price of $2.85 per share with an expiry date of June 15, 2011.

In October 2006, the Company granted stock options to a new officer and employee to acquire up to 110,000 common shares at an exercise price of $3.95 per share with an expiry in October 2011.

Subsequent to the fiscal year end, the Company has granted stock options to a new officer and an employee to acquire up to 140,000 common shares.

(d)	Share appreciation rights plan

The Company allowed that in the event that the Company graduated to a TSE listing, a participant may, as allowed under Exchange Policies, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price. The shareholder rights plan agreement was approved and activated on June 14, 2006. During fiscal 2006, 225,000 options were cancelled for the exchange of 141,034 share appreciation rights.

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

(e)	Warrants

At December 31, 2006, the Company had outstanding warrants to purchase an aggregate 6,329,842 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2005	Issued	Exercised	Expired	December 31, 2006

$2.30	February 1, 2007	1,058,000	-	(731,000)	-	327,000
$2.10	July 22, 2007	1,000,000	-	(1,000,000)	-	-
$2.90	October 5, 2007	3,450,000	-	-	-	3,450,000
$5.25	October 24, 2007	-	3,233,320	(848,366)	-	2,384,954
$3.70	August 23, 2007	-	167,888	-	-	167,888
		5,508,000	3,401,208	(2,579,366)	-	6,329,842

*         Subsequent to the year end all warrants expiring February 1, 2007 were exercised.

At December 31, 2005, the Company had outstanding warrants to purchase an aggregate 5,508,000 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 28, 2005	Issued	Exercised	Expired	December 31, 2005

$0.35	October 6, 2005	775,000	-	(775,000)	-	-
$2.00	October 22, 2005	3,467,559	-	(2,872,061)	(595,498)	-
$2.00	October 28, 2005	248,000	-	(48,000)	(200,000)	-

$2.10 /	February 1, 2006 /
$2.30	February 1, 2007	1,063,000	-	(5,000)	-	1,058,000

$2.10 /	July 22, 2006 /
$2.30	July 22, 2007	-	1,000,000	-	-	1,000,000

$2.90	October 5, 2007	-	3,450,000	-	-	3,450,000

		5,553,559	4,450,000	(3,700,061)	(795,498)	5,508,000

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

(e)	Warrants (continued)

At February 28, 2005, the Company had outstanding warrants to purchase an aggregate 5,553,559 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 29, 2004	Issued	Exercised	Expired	February 28, 2005

$0.12	November 29, 2004	1,300,000	-	(1,300,000)	-	-
$0.35	October 6, 2005	1,525,000	-	(750,000)	-	775,000
$2.00	October 22, 2005	-	3,475,559	(8,000)	-	3,467,559
$2.00	October 28, 2005	-	248,000	-	-	248,000

$2.10 /	February 1, 2006 /
$2.30	February 1, 2007	-	1,063,000	-	-	1,063,000

		2,825,000	4,786,559	(2,058,000)	-	5,553,559

(f)	Shares reserved for issuance

Number of Shares

Issued and outstanding, December 31, 2006	42,373,988
Stock options	3,626,400
Warrants	6,329,842
Fully diluted, December 31, 2006	52,330,230

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year Ended	Ten Months Ended	Year Ended
	December 31,	December 31,	February 28,
	2006	2005	2005

Net changes in non-cash working capital
Accounts receivable and prepaids	$(1,679)	$(1,025)	$(658)
Inventory	(2,534)	(85)	-
Due from related parties	(40)	-	-
Accounts payable and accrued liabilities	853	931	356
Income taxes payable	5	-	-
	$(3,395)	$(179)	$(302)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$1,034	$-	$-
Tax gross up of processing plant related to the acquistion of subsidiary	1,153	-	-
Fair value of stock options allocated to shares issued
on exercise of stock options	383	738	36
Shares issued under the share appreciation rights plan	154	-	-
Fair value of warrants issued for mineral properties	228	260	-
Amortization included in mineral properties	-	-	3
Allocation of mineral properties to Minera Santa Cruz (Note 3)	-	3,474	-
Advance on acquisition included in mineral properties (Note 3(a))	-	-	133
Shares issued on acquisition of mineral properties (Note 3(a))	-	1,626	-
Shares issued on acquisition of Metalurgica (Note 3(d))	2,256	104	-
Fair value of warrants issued on acquisition of Metalurgica (Note 3(d))	114

Cash interest paid and cash taxes paid in the year ended December 31, 2006, the ten months ended December 31, 2005 and the year ended February 28, 2005 was nil.

11.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

(a)

As at December 31, 2006, $40,000 (December 31, 2005 – $ nil) was due from companies with certain common directors. Amounts due from related parties represent amounts owed by companies with certain common directors, which do not bear any interest and provide for no specific terms of repayment.

(b)	Mining costs of $4,356,000 (December 31, 2005 - $ nil and February 28, 2005 - $ nil) were incurred and paid to a company owned by two minority shareholders of Minera Santa Cruz.

(c)	Legal fees and private placements costs of $289,000 (December 31, 2005 - $99,000 and February 28, 2005 - $146,000) were incurred and paid to a company with certain common management.

(d)	Rent of $41,000 (December 31, 2005, - $15,000 and February 28, 2005 - $18,000) was incurred and paid to a company with certain common directors.

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

11.	RELATED PARTY TRANSACTIONS (continued)

(e)

As at December 31, 2005, a balance of $5,688,000 was due from Minera Santa Cruz (Note 3(d)). This consists of the loan balance and accrued interest of $ nil, the net profits royalty on ore mined to January 28, 2005 (Note 3(d)) totalling $222,000, and advances and allocations to Minera Santa Cruz to fund exploration and mine development expenditures incurred by Minera Santa Cruz totalling $6,581,000, less the Company’s $1,115,000 share of the net losses of Minera Santa Cruz during the period. The net profits royalty receivable and the exploration and mine development advances are unsecured, interest bearing and due on demand. As of December 31, 2006, the amounts are eliminated on consolidation, however the amounts remain payable on demand.

12.	INCOME TAXES

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	December 31,	December 31,	February 28,
	2006	2005	2005

Canadian statutory tax rates	34.12%	34.12%	35.62%

Income tax benefit computed at Canadian statutory rates	$870	$1,934	$914
Foreign tax rates different from statutory rate	(203)	(170)	5
Temporary differences not recognized in the period	3,524	(271)	50
Permanent differences	(534)	(803)	(521)
Unrecognized tax losses	(2,059)	(690)	(448)
	$1,598	$-	$-

The tax effect of the temporary differences that gives rise to future tax assets as of December 31, 2006 and December 31, 2005 is presented below:

	December 31,	December 31,
Mexico operations	2006	2005

Future income tax assets:
Tax loss carryforwards	$1,692	$-
Future income tax liabilities:
Temporary differences	(3,140)	-
Acquisition of Metalurgica	(1,150)
Acquisition of Minera Santa Cruz	(865)	-
Future income tax liabilities, net	$(3,463)	$-

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

12.	INCOME TAXES (continued)

	December 31,	December 31,
Canada operations	2006	2005

Future income tax assets:
Tax loss carryforwards	$2,308	$1,915
Mineral properties	600	661
Buildings and equipment	5	5
Total future income tax assets	2,913	2,581
Valuation allowance	(2,913)	(2,581)
Future income tax assets, net	$-	$-

As at December 31, 2006, the Company had available the following amounts for deduction against future earnings in Canada:

Canada operations
Non-capital losses, expiring as follows:
2007 to 20010	$314
2011	1,034
2012 to 2015	1,431
2026	1,502
Total non-capital losses	4,281

Capital losses	$887

Share capital financing costs	$2,341

As at December 31, 2006, the Mexico operations had $5,902,000 of non-capital losses available for deduction against future earnings through fiscal 2016.

13.	SEGMENT DISCLOSURES

The Company has one operating segment, being the exploration and development of mineral properties. All of the Company’s assets are located in Mexico and Canada. Segmented disclosures are as follows:

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

	December 31, 2006
	Canada	Mexico	Total

Cash and cash equivalents	$34,992	$2,145	$37,137
Marketable Securities	3,506	-	3,506
Accounts Receivable and prepaids	110	3,504	3,614
Inventories	-	3,797	3,797
Due from related parties	-	40	40
Mineral property,plant and equipment	-	25,246	25,246

Net loss	$(4,765)	$617	$(4,148)

	December 31, 2005
	Canada	Mexico	Total

Cash anc cash equivalents	$18,256	$305	$18,476
Accounts Receivable and prepaids	34	1,705	1,739
Due from related parties	-	5,688	5,688
Mineral property,plant and equipment	-	4,412	4,412

Net loss	$2,897	$2,772	$5,669

For the periods ended December 31, 2006, December 31, 2005, and February 28, 2005 substantially all revenue and capital expenditures are attributed to the Mexico operations.

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

14.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following.

(a)	Accounting for investments in debt and equity securities

U. S. GAAP requires marketable securities to be recorded at fair value in accordance with SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Unrealized gains and losses are recorded in, other comprehensive income, a separate component of shareholders’ equity with the year-over-year change recorded as other comprehensive income (loss), except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

(b)	Comprehensive income

U. S. GAAP requires a company to present comprehensive income (loss) in accordance with SFAS 130 “Reporting Comprehensive Income”, which establishes standards for reporting and display of comprehensive income (loss) and all changes to shareholders’ equity except those resulting from investments by owners and distribution to owners.

(c)	Mineral property exploration

U. S. GAAP requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The Securities and Exchange Commission (“SEC”) staff has indicated that their interpretation of U.S. GAAP requires mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company would expense all mineral property exploration costs for U.S. GAAP purposes.

For Canadian GAAP, cash flows relating to mineral property exploration costs are reported as investing activities. For U.S. GAAP, these costs would be characterized as operating activities.

(d)	Stock based compensation

Under U.S. GAAP, Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123, “Accounting for Stock Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employee”, requires all share based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants. For the years presented, there are no differences in stock-based compensation.

Under U.S. GAAP, stock based compensation would be presented within general and administrative costs whereas the stock-based compensation expense reported separately for Canadian GAAP.

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and cash flows is summarized as follows:

Consolidated balance sheet:

	As at December 31
	2006	2005

Assets under Canadian GAAP	$73,340	$30,400

Adjustment to reconcile to U.S. GAAP:
Adjustment for unrealized gains on marketable securities (b)	656	-
Adjustment for mineral property exploration costs (c)	(998)	(544)

Assets under U.S. GAAP	$72,998	$29,856

Shareholders' equity under Canadian GAAP	$63,908	$29,057
Adjustments to reconcile to U.S. GAAP:
Adjustment for unrealized gains on marketable securities (b)	656	-
Adjustment for mineral property exploration costs (c)	(998)	(1,786)
Recovery of exploration expenditures	-	1,242

Shareholders' equity under U.S. GAAP	$63,566	$28,513

Consolidated Statement of Operations and Comprehensive Loss:

	Year Ended	Ten Months Ended	Year Ended
	December 31,	December 31,	February 28,
	2006	2005	2005

Loss for the period under Canadian GAAP	$(4,148)	$(5,669)	$(2,565)

Adjustments to reconcile to U.S. GAAP:
Mineral property exploration costs incurred in the period (c)	(454)	(544)	(1,242)
Deferred exploration costs included in write-down
of mineral properties	-	-	14
Recovery of exploration expenditures	-	1,242	-

Loss for the period under U.S. GAAP	$(4,602)	$(4,971)	$(3,793)

Unrealized gains on marketable securities (b)	656	-	-

Comprehensive loss under U.S. GAAP	$(3,946)	(4,971)	(3,793)

Basic and diluted loss per share under U.S. GAAP	$(0.12)	$(0.20)	$(0.21)

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

Consolidated Statement of Cash Flows:

	Year Ended	Ten Months Ended	Year Ended
	December 31,	December 31,	February 28,
	2006	2005	2005
Cash from (used for) operating activities under Canadian GAAP	$2,547	$(4,456)	$(1,320)
Adjustment to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs (c)	(454)	(544)	(1,243)
Cash from operating activities under U.S. GAAP	$2,093	$(5,000)	$(2,563)
Cash provided (used for) from investing activities
under Canadian GAAP	$(16,522)	$(2,555)	$(5,475)
Adjustments to reconcile to U.S. GAAP:
Adjustment for mineral property exploration costs (c)	454	544	1,243
Cash provided from investing activities under U.S. GAAP	$(16,068)	$(2,011)	$(4,232)

(e)	Impact of recent United States accounting pronouncements:

(i)

In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations”. EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets’ proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. EITF 04-3 is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have material impact on the Company’s financial position, results of operations or cash flows.

(ii)

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of SFAS 154 cannot be determined until such time as the Company makes a change in accounting policy.

(iii)

In June 2006, The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements

(iv)

In September 2006, The US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company’s adoption of SAB 108 had no impact on the periods presented.

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2006, Ten Months Ended December 31, 2005 and Year Ended February 28, 2005
(tabular dollar amounts expressed in thousands of Canadian dollars, unless otherwise stated, except per share amounts)

15.	SUBSEQUENT EVENT

On February 27, 2007 the Company announced that it has acquired the exploitation contracts to the producing Unidad Bolanitos silver-gold mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

The Company has signed a binding initial agreement to purchase the Unidad Bolanitos exploitation rights from Minas de la Luz SA de CV ("MdlL") for US$3.25 million, comprised of US$2.25 million in cash and US$1.0 million in common shares of the Company. The number of shares will be determined by the average closing price on the AMEX exchange for the five days prior to closing. Following an extension to the closing date announced by the Company on April 2, 2007, this transaction is now scheduled to close on April 30, 2007, upon the signing of definitive agreements, subject only to Endeavour's final due diligence and Endeavour Board of Directors and regulatory approvals.

Endeavour Silver Corp.	Page - 30 -

CORPORATE INFORMATION

HEAD OFFICE	#800 – 850 West Hastings Street
Vancouver, BC, Canada V6C 1E1

Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744

Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley

OFFICERS	Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dave Drips ~ Vice-President, Mexico Operations
Michael Rasmussen ~ Vice-President, Exploration
Philip Yee ~ Chief Financial Officer
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Vector Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, V6C 2W2

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 31 -